Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

New Hampshire Department of Health and Human Services Brings Pooled Testing to K-12 Classrooms in Partnership with Concentric by Ginkgo

State-sponsored program supported by CDC funds will enable testing to help keep classrooms open at no cost to schools

BOSTON, JUNE 8, 2021 — Today, Ginkgo Bioworks, Inc. (“Ginkgo”), which recently announced a business combination with Soaring Eagle Acquisition Corp. (Nasdaq:SRNG), announced a partnership with the New Hampshire Department of Health and Human Services and the New Hampshire Department of Education to offer pooled SARS-CoV-2 testing throughout the state through Concentric by Ginkgo. New Hampshire was allocated nearly $41 million in federal CDC funds to “detect, diagnose, trace and monitor COVID-19 and prevent its spread” in schools. The Department of Education has confirmed that dozens of schools have already signed up for the state’s testing program.

As school districts across the country work hard to reopen and stay open, and vaccination rates increase among young adults and adults, regular testing remains critical for supporting students, teachers and staff working to maintain in-person learning environments. Pooled classroom testing, which combines anterior nasal swab samples from all consenting individuals in a classroom and runs them as a single test, is a simple and scalable way to easily test many people at once while minimizing resource strain.

We believe Concentric by Ginkgo’s pooled testing program, which is used by schools in hundreds of communities across the country, including in statewide programs in Massachusetts, Arizona, and Maine, will be straightforward for schools across the state of New Hampshire to implement. Ginkgo will provide all the training and testing materials necessary, as well as staffing, lab, and data processing services. Students, teachers, nurses and school administrators alike have described the testing process as simple and painless. This comprehensive program will include PCR pooled testing, as well as individual molecular or rapid testing for follow-up.

Pooled testing is a strategy that builds on many measures undertaken by school and public health systems, including vaccination, symptom screening, physical distancing and facilities improvements, masks/face coverings, hand hygiene, use of personal protective equipment, and monitoring of return to school after illness.

The goal of Concentric by Ginkgo, the public health and biosecurity effort at Ginkgo, is to provide easy, affordable pooled testing to every school in America. Ginkgo has previously been selected to provide testing within other districts including Massachusetts K-12 schools through a program with the Massachusetts Department of Elementary and Secondary Education and the Executive Office of Health and Human Services, and Maine public PK-12 schools and private K-12 schools through a program with the Maine Departments of Health and Human Services and Education. Concentric by Ginkgo also provides or will provide testing to programs in Arizona, Baltimore City, Montgomery County in Maryland, Milwaukee, and other cities and districts across the country. Learn more about Concentric by Ginkgo and its ongoing COVID-19 response efforts here.

“Pooled testing is a powerful tool that New Hampshire communities can leverage to give students, teachers and families confidence and data as they operate in-person learning,” said Matthew McKnight, Ginkgo Bioworks’ Chief Commercial Officer. “We built Concentric because everyone’s health is connected, and we’re proud to work with districts across New Hampshire to support comprehensive testing within their school communities. Concentric’s team is committed to bringing low-cost, widespread testing to states like New Hampshire so that we can advance our goal of quickly and easily testing every student in America, every week.”

About Ginkgo Bioworks

Ginkgo is building a platform to enable customers to program cells as easily as we can program computers. The company’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo is also actively supporting a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery. For more information, visit www.ginkgobioworks.com.

Media Contacts:

press@ginkgobioworks.com

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the transaction, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4 with the SEC on May 14, 2021, which included a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction.

Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.